1505 Tyrell Lane, Boise, ID 83706

Tel: 208.424.1027        Fax: 208.424.1030

January 27, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on
Form S-1 (No. 333-163384)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”) U.S. Geothermal Inc. (“U.S. Geothermal”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to January 29, 2010 at 9:00 a.m. (Eastern) or as soon thereafter as is practicable.

U.S. Geothermal hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Geothermal also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,

U.S. Geothermal Inc.

/s/ Kerry D. Hawkley

Kerry D. Hawkley

Chief Financial Officer

Website: www.usgeothermal.com	NYSE AMEX: HTM TSX: GTH